SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                Amendment No. 16

                    Under the Securities Exchange Act of 1934



                                    ICO, Inc.
--------------------------------------------------------------------------------


                                (Name of Issuer)



                      Common Stock, No par value per share
--------------------------------------------------------------------------------


                         (Title of Class of Securities)


                                    449294206
--------------------------------------------------------------------------------

                                 (CUSIP Number)


                              Gary P. Kreider, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
--------------------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 1996
--------------------------------------------------------------------------------


             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

 CUSIP NO. 449294206                    13D                  Page 2 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Dr. Asher O. Pacholder


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   X
                                                                       (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen



                              7       SOLE VOTING POWER

         NUMBER OF                    0 (See Items 5 & 6)
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       6,176,106 (See Items 5 & 6)
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      146,000 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      1,004,125 (See Item 5)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,176,106 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [  ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.1% (See Items 5 & 6)

14        TYPE OF REPORTING PERSON*
             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206               13D                   Page 3 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Sylvia A. Pacholder


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                        (b)

 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen



                              7       SOLE VOTING POWER

         NUMBER OF                    0 (See Items 5 & 6)
          SHARES
       BENEFICIALLY            8       SHARED VOTING POWER
         OWNED BY
           EACH                        6,316,106 (See Items 5 & 6)
         REPORTING
        PERSON WITH            9       SOLE DISPOSITIVE POWER

                                       167,000 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      1,004,125 (See Item 5)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,316,106 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [  ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.1% (See Items 5 & 6)


14        TYPE OF REPORTING PERSON*
             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                 13D                     Page 4 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Robin E. Pacholder


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                        (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen



                              7       SOLE VOTING POWER

         NUMBER OF                    0 (See Items 5 & 6)
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       4,825,998 (See Items 5 and 6)
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      36,822 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,825,998 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [  ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.5% (See Items 5 & 6)

14        TYPE OF REPORTING PERSON*
             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206              13D                   Page 5 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           William J. Morgan


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                        (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [ ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen



                              7       SOLE VOTING POWER

         NUMBER OF                    0 (See Items 5 & 6)
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       5,288,750 (See Items 5 & 6)
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      15,000 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      1,004,125 (See Item 5)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,288,750 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [  ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.8% (See Items 5 & 6)

14        TYPE OF REPORTING PERSON*
             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                 13D                     Page 6 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Pacholder Associates, Inc., Tax I.D. #31-1089398


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                        (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Ohio corporation



                              7       SOLE VOTING POWER

         NUMBER OF                    0 (See Items 5 & 6)
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       5,288,750 (See Items 5 & 6)
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      0 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      1,004,125 (See Item 5)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,288,750 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [  ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.8% (See Items 5 & 6)

14        TYPE OF REPORTING PERSON*
             IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                  13D                 Page 7 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           P M Delaware


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                        (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware



                              7       SOLE VOTING POWER

         NUMBER OF                    0 (See Items 5 & 6)
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       4,825,998 (See Items 5 & 6)
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      0 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      541,373 (See Item 5)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,825,998 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [  ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.5% (See Items 5 & 6)

14        TYPE OF REPORTING PERSON*
             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                  13D                    Page 8 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             William E. Willoughby


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                        (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen



                              7       SOLE VOTING POWER

         NUMBER OF                    0 (See Items 5 & 6)
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       4,825,998 (See Items 5 & 6)
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      1,259,871 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      149,139 (See Item 5)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,825,998 (See Items 5 & 6)
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [  ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.5% (See Items 5 & 6)


14        TYPE OF REPORTING PERSON*
             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                  13D                   Page 9 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Peggy S. Willoughby


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                        (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen



                              7       SOLE VOTING POWER

         NUMBER OF                    0 (See Items 5 & 6)
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       4,825,998 (See Items 5 & 6)
         REPORTING
        PERSON WITH            9       SOLE DISPOSITIVE POWER

                                      708,446 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      149,139 (See Item 5)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,825,998 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.5% (See Items 5 & 6)

14        TYPE OF REPORTING PERSON*
             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                   13D                  Page 10 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           William C. Willoughby


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                        (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen



                              7       SOLE VOTING POWER
                                      35,497 (See Items 5 & 6)
         NUMBER OF
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       4,825,998 (See Items 5 & 6)
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER
                                      984,500 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,861,495 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [  ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.7% (See Items 5 & 6)

14        TYPE OF REPORTING PERSON*
             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                13D                   Page 11 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Regina S. Willoughby


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                        (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen



                              7       SOLE VOTING POWER
                                      13,143 (See Items 5 & 6)
         NUMBER OF
          SHARES
       BENEFICIALLY            8       SHARED VOTING POWER
         OWNED BY
           EACH                        4,825,998 (See Items 5 and 6)
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      104,923 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,839,141 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [  ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.6% (See Items 5 & 6)


14        TYPE OF REPORTING PERSON*
             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                13D             Page 12 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Fred R. Feder


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                        (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Citizen of Germany



                              7       SOLE VOTING POWER

         NUMBER OF                    0 (See Items 5 & 6)
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       4,825,998 (See Items 5 & 6)
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      579,260 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,825,998 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [  ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.5% (See Items 5 & 6)

14        TYPE OF REPORTING PERSON*
             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                 13D                 Page 13 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Theo J.M.L. Verhoeff


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                        (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Citizen of the Netherlands



                              7       SOLE VOTING POWER

         NUMBER OF                    0 (See Items 5 & 6)
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       4,825,998 (See Items 5 & 6)
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      131,709 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,825,998 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.5% (See Items 5 & 6)

14        TYPE OF REPORTING PERSON*
             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206                   13D                  Page 14 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Catherine Willoughby Stephens


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   X
                                                                        (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen



                              7       SOLE VOTING POWER

         NUMBER OF                    0 (See Items 5 & 6)
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       4,825,998 (See Items 5 & 6)
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      412,983 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,825,998 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [  ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.5% (See Items 5 & 6)

14        TYPE OF REPORTING PERSON*
             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 449294206              13D                     Page 15 of 29 Pages



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Walter L. Leib


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   X
                                                                       (b)


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             See Item 3

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen



                              7       SOLE VOTING POWER

         NUMBER OF                    34,195 (See Item 5)
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                       917,595 (See Items 5 and 6)
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                      41,195 (See Item 5)

                             10       SHARED DISPOSITIVE POWER

                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          958,790 (See Items 5 & 6)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [  ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.7% (See Items 5 & 6)

14        TYPE OF REPORTING PERSON*
             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This Amendment No. 16 relates to the common stock, no par value per share ("ICO Common Stock") of ICO, Inc. ("ICO"), 100 Glenborough Drive, Houston, Texas 77067. This filing amends the Schedule 13D filed by Pacholder Associates Inc. by adding, and through this initial filing, such holders of ICO Common Stock who have become members of a group through execution of the Shareholders Agreement described in Item 6, to reflect the acquisition of shares of ICO common stock, no par value (the "ICO Common Stock") pursuant to the merger of Wedco Technology, Inc. ("Wedco") with and into W Acquisition Corp. ("W Acquisition"), a wholly-owned subsidiary of ICO and to reflect the effect of the Wedco Shareholders' (as defined in Item 2) election of the Merger Consideration (as defined in Item 3). Pursuant to the merger, W Acquisition changed its name to Wedco Technology, Inc.

Item 2. Identity and Background. (*indicates member of group but not a filing person)

        Dr. Asher O. Pacholder

        (a) - (c)   Dr. Asher O. Pacholder  ("AOP") is the Chairman of the Board
                    of   Directors   and  Chief   Operating   Officer  of  Wedco
                    Technology,  Inc.  ("Wedco"),  Route 173,  West Portal,  New
                    Jersey 08802, and Chairman of the Board of Directors and Chief Financial Officer of ICO, 100 Glenborough Drive,
                    Houston, Texas 77067.

        (d) AOP during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) AOP during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in AOP being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)      United States citizen.


         Sylvia A. Pacholder

         (a) - (c)  Sylvia A. Pacholder  ("SAP") is President,  Chief  Executive
                    Officer and Director of Wedco, Route 173, West Portal, New Jersey 08802, and President, Chief Executive Officer,
                    Secretary and Director of ICO, 100 Glenborough Drive, Houston, Texas 77067.

         (d) SAP during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) SAP during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in SAP being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


         Robin E. Pacholder

         (a) - (c)  Robin E. Pacholder ("REP") is Senior Vice President, General
                    Counsel and a Director of ICO, 100 Glenborough Drive, Houston, Texas 77067.

         (d) REP during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) REP during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in REP being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


         William J. Morgan

         (a) - (c)  William J.  Morgan  ("Morgan")  is  President  and  Managing
                    Director of Pacholder Associates, Inc., 8044 Montgomery Road, Suite 382, Cincinnati, Ohio 45202, and a Director of ICO, 100 Glenborough Drive, Houston, Texas 77067.

         (d)        Morgan  during  the  last  five  (5)  years,  has  not  been
                    convicted  in  a  criminal  proceeding   (excluding  traffic
                    violations or similar misdemeanors).

         (e) Morgan during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Morgan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.

         Pacholder Associates, Inc.

         (a) - (c)  Pacholder  Associates,  Inc.("Pacholder  Associates")  is an
                    Ohio corporation. Pacholder Associates' business address and the address of its principal office is 8044 Montgomery Road, Suite 382, Cincinnati, Ohio 45202.

          (d) Pacholder Associates during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Pacholder Associates during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Pacholder Associates being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        Not applicable.


         P M Delaware, Inc.

         (a) - (c)  P  M  Delaware,   Inc.  ("P  M  Delaware")   is  a  Delaware
                    corporation. P M Delaware's business address and the address of its principal office is 1105 North Market Street, Suite
                    1300, P.O. Box 8985, Wilmington, Delaware 19899.

         (d)        P M Delaware  during  the last five (5) years,  has not been
                    convicted  in  a  criminal  proceeding   (excluding  traffic
                    violations or similar misdemeanors).

         (e) P M Delaware during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in P M Delaware being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        Not applicable.


         William E. Willoughby

         (a) - (c)  William E.  Willoughby  ("WEW") is a  consultant  for Wedco,
                    Route 173, West Portal, New Jersey 08802, and a Director of ICO, 100 Glenborough Drive, Houston, Texas 77067.

         (d) WEW during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) WEW during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in WEW being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


         Peggy S. Willoughby

         (a) - (c)  Peggy S.  Willoughby  ("PSW") is the wife of WEW and resides at 607 U.S. Highway, Far Hills, New Jersey 07931.

         (d) PSW during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) PSW during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in PSW being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


         William C. Willoughby

         (a) - (c)  William C. Willoughby ("WCW") is the son of WEW.

         (d) WCW during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) WCW during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in WCW being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.

         Regina S. Willoughby

         (a) - (c)  Regina S. Willoughby ("RSW") is the wife of WCW.

         (d) RSW during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) RSW during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in RSW being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


         Fred R. Feder

         (a) - (c)  Fred R.  Feder  ("Feder")  is a Vice  President  of Wedco,
                    Route 173, West Portal, New Jersey 08802.

         (d) Feder during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Feder during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Feder being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        Germany.


         Theo J.M.L. Verhoeff

         (a) - (c)  Theo J.M.L. Verhoeff ("Verhoeff") is the Executive Vice
                    President-European Operations for Wedco, Route 173, West Portal, New Jersey 08802.

         (d)        Verhoeff  during  the  last  five  (5)  years,  has not been
                    convicted  in  a  criminal  proceeding   (excluding  traffic
                    violations or similar misdemeanors).

         (e) Verhoeff during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in

                    Verhoeff being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        Citizen of The Netherlands.


         Catherine Willoughby Stephens

         (a) - (c)  Catherine  Willoughby Stephens  ("Stephens") is the daughter of WEW. She is Vice President for Stephens Realty, Inc., 120 Hana Highway, P.O. Box 50, Paia, Hawaii 96799.

         (d)        Stephens  during  the  last  five  (5)  years,  has not been
                    convicted  in  a  criminal  proceeding   (excluding  traffic
                    violations or similar misdemeanors).

         (e) Stephens during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Stephens being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.


         Walter L. Leib

         (a) - (c)  Walter L. Leib ("Leib") is a shareholder  of the law firm of
                    Leib, Kraus, Grispin & Roth, a professional corporation, 328 Park Avenue, P.O. Box 310, Scotch Plains, New Jersey 07076-0310.

         (d) Leib during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Leib during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Leib being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)        United States citizen.

As used hereafter, WEW, PSW, WCW, RSW, Feder, Verhoeff and Stephens are collectively referred to as the "Wedco Shareholders," and AOP, SAP, REP, Morgan, Pacholder Associates and P M Delaware are collectively referred to as the "ICO Shareholders." The Wedco Shareholders and the ICO Shareholders are collectively referred to as the "Shareholders".

Item 3.           Source and Amount of Funds.

                  The Wedco Shareholders' Common Stock was acquired pursuant to a statutory merger between Wedco and W Acquisition Corp. ("W Acquisition"), a wholly-owned subsidiary of ICO, whereby shares of Wedco Common Stock, $0.10 par value ("Wedco Common Stock") were converted into the right to receive, at the option of the holder thereof, either: (i) 2.20 shares ICO Common Stock and $3.50 in cash (the "Cash/Stock Consideration"), or (ii) 2.84 shares of ICO Common Stock (the "Stock Consideration" and together with the Cash/Stock Consideration, the "Merger Consideration").


Item 4.           Purpose of Transaction.

                  ICO, W Acquisition and Wedco entered into the merger agreement pursuant to which (i) Wedco was merged with and into W Acquisition with W Acquisition surviving the Merger as a wholly-owned subsidiary of ICO, and (ii) each share of Wedco Common Stock being converted into the Merger Consideration (as defined in Item 3).

                  The Wedco Shareholders intend to monitor the market for ICO Common Stock and, depending on market conditions, may sell their ICO Common Stock from time to time. Except as set forth in the preceding sentence and in
Item 6 below, the Shareholders do not have any plans or proposals which relate to or would result in any of the following events:

               (a) The acquisition by any person of additional securities of ICO, or the disposition of securities of ICO;

               (b) An  extraordinary  corporate  transaction,  such as a merger,
          reorganization   or   liquidation,   involving   ICO  or  any  of  its
          subsidiaries;

               (c) A sale or transfer of a material amount of assets of ICO or any of its subsidiaries;

               (d) Any change in the present board of directors or management of ICO, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of ICO;

               (f) Any other material change in ICO's business or corporate structure;

               (g) Changes in ICO's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of the issuer by any person;

               (h) Causing a class of securities of ICO to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of ICO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j) Any action similar to any of those enumerated above.


Item 5.           Interest in Securities of Issuer.

(a) - (b)

         As of October 30, 1996, the Shareholders in the aggregate beneficially owned 6,224,746 shares (or approximately 30.3% of the outstanding shares) of ICO Common Stock as follows:



               Holder                            Number of Shares
               ------                            ----------------

Dr. Asher O. Pacholder(1)(2)(3)(4)(12)               2,048,881
Sylvia A. Pacholder(1)(2)(3)(4)(12)                  2,069,881
Robin E. Pacholder(2)(5)(12)                            36,822
William J. Morgan(1)(2)(3)(12)                       1,019,125
Pacholder Associates, Inc.(1)(12)                    1,004,125
P M Delaware, Inc.(1)(12)                              541,373
William E. Willoughby(6)(7)(12)                      1,407,010
Peggy S. Willoughby(8)(12)                             857,585
William C. Willoughby(6)(9)(12)                        984,500
Regina S. Willoughby(12)                               104,923
Fred R. Feder(12)                                      579,260
Theo J.M.L. Verhoeff(12)                               131,709
Catherine Willoughby Stephens(12)                      412,709
Walter L. Leib(6)(11)(12)                               41,195

               (1) Share amounts include 204,380 shares of common stock and 180,000 shares of common stock which may be acquired through the exercise of warrants and 78,372 shares of common stock which may be acquired upon conversion of Convertible Exchangeable Preferred Stock, in each case held by a limited partnership, of which Dr. Pacholder and Mr. Morgan are general partners. Pursuant to certain Investment Advisory Agreements, Pacholder Associates, Inc. has sole voting and investment power over such securities. Share amounts also include 394,237 shares of common stock and 102,879 shares of common stock which may be acquired through the exercise of warrants and 44,257 shares of common stock which may be
                    acquired  upon   conversion  of   Convertible   Exchangeable
                    Preferred Stock, in each case owned by a wholly-owned subsidiary of Pacholder Associates, Inc.

               (2) Shares amounts for Ms. S. Pacholder include 20,000 shares of common stock that are issuable upon exercise of stock options granted under the 1985 Stock Option Plan. Share amounts for Ms. S. Pacholder and Dr. Pacholder include 30,000 and 30,000 shares of common stock, respectively, that are issuable upon exercise of stock options granted under the 1994 Stock Option Plan. Share amounts for Ms. S. Pacholder and Dr. Pacholder include 35,000 and 30,000 shares of common stock, respectively, that are issuable upon exercise of stock options granted under the 1995 Stock Option Plan. Share amounts for Dr. Pacholder and Ms. S. Pacholder include 80,000 and 80,000 shares of common stock, respectively, that are issuable upon the exercise of stock options granted under the 1996 Stock Option Plan. Share amounts for Ms. S. Pacholder, Dr. Pacholder, Ms. R. Pacholder and Mr. Morgan are 2,000, 6,000, 11,000 and 13,000 shares of common stock, respectively, that are issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors.

               (3) Share amounts include 887,356 shares of common stock issued in connection with acquisitions over which Ms. S. Pacholder and Dr. Pacholder share voting power. Ms. S. Pacholder and Dr. Pacholder disclaim beneficial ownership of these shares.

               (4)  Includes 11,400 shares of common stock.

               (5) Includes 822 shares of common stock which may be acquired upon conversion of Convertible Exchangeable Preferred Stock.

               (6) Share amounts for Mr. W.E. Willoughby and Mr. W. Leib include 7,000 and 7,000 shares of common stock, respectively, that are issuable upon exercise of stock options granted under the 1993 Stock Option Plan for Non-Employee Directors.

               (7)  Share amount  includes  149,139  shares of common stock held
                    jointly   with  Mr.  W.E.   Willoughby's   wife,   Peggy  S.
                    Willoughby.

               (8)  Share amount  includes  149,139  shares of common stock held
                    jointly  with  Ms.  P.  Willoughby's  husband,   William  E.
                    Willoughby.

               (9) Share amount includes 35,497 shares of common stock held by Mr. W.C. Willoughby as custodian for his minor child.

               (10) Share amount includes 13,143 shares of common stock held by
                    Ms. R.  Willoughby as custodian for her minor child.

               (11) Share  amount  includes 274 shares of common stock which may be acquired upon the conversion of Convertible Exchangeable Preferred Stock.

               (12) Except as specifically  set forth in the above notes,  share amounts exclude the shares of common stock of the Other Shareholders that can be voted pursuant to the voting agreements and irrevocable proxies described in Item 6.


     (c) The following trades were made through market transactions since the filing of Amendment No. 15 to this Schedule 13D:


                                         Purchase       Number      Price Per
     Shareholder             Date        or Sale      of Shares       Share
     -----------             ----        -------      ---------       -----
William E. Willoughby      05/06/96       Sale         5,000          $6.875
William E. Willoughby      05/07/96       Sale         5,000          6.625
William E. Willoughby      05/08/96       Sale         2,500          6.500
William E. Willoughby      05/10/96       Sale         10,000         6.500
William E. Willoughby      05/10/96       Sale         5,000          6.750
William E. Willoughby      05/10/96       Sale         2,500          6.750
William E. Willoughby      05/14/96       Sale         5,000          6.750
William E. Willoughby      07/01/96       Sale         5,000          5.625
William E. Willoughby      07/02/96       Sale         2,900          5.625
William E. Willoughby      07/09/96       Sale         15,000         5.625
William E. Willoughby      07/10/96       Sale         5,000          5.625
William E. Willoughby      07/18/96       Sale         15,000         5.750
William E. Willoughby      07/23/96       Sale         17,500         5.875
William E. Willoughby      07/23/96       Sale         5,000          6.000
William E. Willoughby      07/24/96       Sale         5,000          5.625
William E. Willoughby      07/25/96       Sale         12,000         5.8125
William E. Willoughby      07/25/96       Sale         5,000          5.625
William E. Willoughby      07/29/96       Sale         5,000          5.750
William E. Willoughby      07/29/96       Sale         1,500          5.875

                                        Purchase       Number      Price Per
      Shareholder            Date       or Sale      of Shares       Share
      -----------            ----       -------      ---------       -----
William E. Willoughby      07/30/96       Sale         10,000         5.750
William E. Willoughby      07/31/96       Sale         10,000        5.8125
William E. Willoughby      08/01/96       Sale         14,000        5.8125
William E. Willoughby      08/01/96       Sale         5,000          5.875
William E. Willoughby      08/13/96       Sale         10,000        5.6875
William E. Willoughby      08/13/96       Sale         15,000        5.5625
William E. Willoughby      09/06/96       Sale         50,000         5.500
William E. Willoughby      09/06/96       Sale         30,000         5.625
William E. Willoughby      09/09/96       Sale         10,000         5.625
William E. Willoughby      09/10/96       Sale         10,000         5.625
William E. Willoughby      09/10/96       Sale         5,000          5.875
William E. Willoughby      09/10/96       Sale         5,000          5.750
William E. Willoughby      09/11/96       Sale         10,000         6.000
William E. Willoughby      09/13/96       Sale         10,000         5.857
William E. Willoughby      09/16/96       Sale         5,000          6.000
William E. Willoughby      09/24/96       Sale         10,000         5.875
William E. Willoughby      10/02/96       Sale         5,000          5.875
William E. Willoughby      10/16/96       Sale         5,000          6.000
William E. Willoughby      10/17/96       Sale         5,000          6.125
William E. Willoughby      10/18/96       Sale         5,000          6.250
William E. Willoughby      10/21/96       Sale         5,000          6.250
William E. Willoughby      10/22/96       Sale         2,000          6.500
William C. Willoughby      07/22/96       Sale         5,000          6.000
William C. Willoughby      09/16/96       Sale         5,000          6.125
William C. Willoughby      10/17/96       Sale         1,000          6.250

                                        Purchase       Number      Price Per
     Shareholder             Date       or Sale      of Shares      Share
     -----------             ----       -------      ---------      -----
William C. Willoughby      10/18/96       Sale         25,000        6.250
William C. Willoughby      10/21/96       Sale         5,000         6.500
Fred R. Feder              10/17/96       Sale         150,000       6.000
Fred R. Feder              10/18/96       Sale         50,000        6.0625

(d)      None

(e)      Not Applicable


     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                  The Shareholders are parties to the following agreements:

                  1. Shareholders Agreement. The Shareholders Agreement ("Shareholders Agreement") was entered into among ICO, the ICO Shareholders (as defined in Item 2) and the Wedco Shareholders (as defined in Item 2). The Shareholders (as defined in Item 2) agreed to take all actions necessary or appropriate to cause the election of Willoughby, Leib and George S. Sirusas ("Sirusas") to the Board of Directors of ICO for terms ending on the date of ICO's annual shareholders meeting in 1996 in the case of Willoughby, the date of its annual shareholders meeting in 1997 in the case of Leib and Sirusas and to cause the reelection of Willoughby, Sirusas and Leib to the Board of Directors of ICO until the earlier of the time the Wedco Shareholders who are parties to the Shareholders Agreement, taken as a whole, beneficially own less than 1,500,000 shares of Common Stock of ICO (or as adjusted) or there is a "change in control" of ICO, when the ICO Shareholders who are parties to the Shareholders Agreement shall no longer be obligated to cause the reelection of such persons to its Board of Directors ("Termination Date"). In addition, if Willoughby, Leib or Sirusas shall cease to serve as a director of ICO at any time prior to the Termination Date, the Shareholders will agree to take all actions necessary or appropriate to ensure that the vacancy created shall be filled by a person nominated by the others, subject to the consent of a majority of the full Board of Directors of ICO.

         In addition to the foregoing, all the ICO Shareholders who are parties to the Shareholders Agreement have granted irrevocable proxies coupled with an interest to Leib and Edward N. Barol to vote their shares of Common Stock of ICO in favor of the slate of nominees for ICO's Board of Directors selected by the then incumbent members of the Board of Directors of ICO (the "Nominated Slate") and the Wedco Shareholders who are parties to the Shareholders Agreement granted substantially identical proxies to SAP and AOP to vote their shares of Common Stock of ICO also in favor of the Nominated Slate.

     The Shareholders Agreement also provides that with respect to Wedco, SAP will be its President and Chief Executive Officer and AOP will be its Chairman of the Board and Chief Operating Officer. Pursuant to the Shareholders Agreement, Wedco's Articles of Incorporation were amended to provide that the Chairman of the Board, President, CEO, COO or any person who shall hold any other office, position or title havingsimilar functions or authority to the functions of the Chairman of the Board, President, CEO or COO or who shall have equivalent operating authority of Wedco will be elected by a unanimous vote of the Wedco Board of Directors.

         The Shareholders Agreement also provides that if one or more of the ICO Shareholders or Wedco Shareholders who are parties to the agreement desire to sell 500,000 or more shares of ICO Common Stock, other than in connection with an underwritten public offering that would not result in a transfer or transfers of 500,000 or more shares of ICO Common Stock to any person or group of persons, such proposed sale shall not be effective unless the proposed transferee agrees to be bound as the successor to the transferor under the agreement.

                  2. Registration Rights Agreement. ICO and the Wedco Shareholders are parties to a Registration Rights Agreement to provide the Wedco Shareholders, for a period of five years after April 30, 1996 with certain demand and "piggyback" registration rights to enable them to dispose of the shares of Common Stock of ICO received by them in the Merger.

                  Other than as listed above, none of the Reporting Persons is a party to any agreement with respect to any securities of ICO, including agreements with respect to the transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be filed as Exhibits.

     1. Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities exchange Act of 1934, as amended.*

     2. Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.*

     3. Stockholders Agreement.**

     4. Registration Rights Agreement.**

     5. Merger Agreement among Wedco Technology, Inc., W Acquisition Corp. and ICO, Inc. dated as of December 8, 1995, as Amended on March 13, 1996.**




     *Exhibit previously filed with the Securities and Exchange Commission on Amendment No. 15 to this Schedule 13D.

     **Exhibits previously filed with the Securities and Exchange Commission on Form S-4, Registration No. 333-00831 by ICO and incorporated herein by reference.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.



Dated:  November 13, 1996                /s/ Dr. Asher O. Pacholder
                                         --------------------------------------
                                         Dr. Asher O. Pacholder, Individually
                                         and As Attorney-in-Fact for:

                                         Sylvia A. Pacholder
                                         Robin E. Pacholder
                                         William J. Morgan
                                         Pacholder Associates, Inc.
                                         P M Delaware, Inc.
                                         William E. Willoughby
                                         Peggy S. Willoughby
                                         William C. Willoughby
                                         Regina S. Willoughby
                                         Fred R. Feder
                                         Theo J.M.L. Verhoeff
                                         Catherine Willoughby Stephens
                                         Walter L. Leib